UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 3)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

PEDIATRIX MEDICAL GROUP, INC.

(Exact name of registrant as specified in its charter)

Florida	001-12111	65-0271219
(State of incorporation or organization)	(Commission File No.)	(IRS Employer Identification No.)

1301 Concord Terrace Sunrise, Florida		33323
(Address of principal executive offices)		(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

Preferred Share Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box ☐

Securities Act registration statement file number to which this form relates: ___________ (if applicable)

Securities to be registered pursuant to Section 12 (g) of the Act:     None

EXPLANATORY NOTE

This Form 8-A/A-3 (this “Amendment No. 3”) amends and restates the Form 8-A (File No. 001-12111) filed with the Securities and Exchange Commission (the “SEC”) by Pediatrix Medical Group, Inc., a Florida corporation (the “Company”), on April 6, 1999 (the “Form 8-A”), as amended by Amendment No. 1 to the Form 8-A filed with the SEC by the Company on April 27, 2006 and Amendment No. 2 to the Form 8-A filed with the SEC by the Company on March 28, 2008. This Amendment No. 3 is filed to indicate that the Preferred Share Purchase Rights are securities to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Act”), and traded on the New York Stock Exchange, rather than pursuant to Section 12(g) of the Act. Items 1 and 2 and the exhibits that are filed herewith are substantially identical to Items 1 and 2 and the exhibits contained in such original Form 8-A, as so amended.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1	Description of Registrant’s Securities to be Registered

On March 31, 1999, the Board of Directors of Pediatrix Medical Group, Inc., a Florida corporation (the “Company”), adopted the Company’s Preferred Share Purchase Rights Plan (the “Rights Plan”) and declared a dividend distribution of one (1) preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share (the “Common Stock”), of the Company to shareholders of record at the close of business on April 9, 1999. Each Right entitled the registered holder to purchase from the Company one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock (the “Preferred Shares”) (or in certain circumstances, cash, property or other securities) at a price of $150.00 per one one-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment.

Subsequently, the Company delivered to Computershare Trust Company N.A. (successor to BankBoston, N.A.) (the “Rights Agent”), a Certificate of Adjustment, dated as of April 27, 2006 (the “Certificate of Adjustment”). The Certificate of Adjustment adjusted the Rights Plan between the Company and the Rights Agent, in order to provide for the two-for-one division (“Stock Split”) of the Company’s Common Stock, effective at 5:00 P.M., Eastern Time, on April 27, 2006. Following the Stock Split, each Right entitles the registered holder, until the earlier of the close of business on March 31, 2009 or the redemption or exchange of the Rights, to purchase from the Company one two-thousandth of a Preferred Share at a price of $75.00 per one two-thousandth of a Preferred Share, at the time and subject to the other terms and conditions contained in the Rights Plan. Additionally, following the Stock Split, each Right is redeemable at a redemption price of $.0025 per Right.

On March 28, 2008, the Company and Rights Agent, entered into Amendment No. 1 (“Amendment No. 1”) to the Rights Plan (such Plan as amended, the “Rights Plan”), in order to clarify the definition of Independent Director. Amendment No. 1 confirms, among other things, that an Independent Director, for purposes of the Rights Plan, may include a director who otherwise meets the test of independence set forth in the Rights Plan, despite the fact that such director was elected with the support of an Acquiring Person (as defined in the Rights Plan) or other directors who are not Independent Directors.

Right to Purchase Company Stock (“Flip-In”)

In the event that any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of the outstanding shares of Common Stock (an “Acquiring Person”), each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right. Issuances (and consequent beneficial ownership) of Common Stock (at or in excess of such 15% threshold) by the Company in connection with certain acquisition transactions effected by the Company and approved by the Board of Directors are excepted from this provision.

Right to Purchase Acquiring Person Stock (“Flip-Over”)

If the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, each holder of a Right (other than Rights beneficially owned by the Acquiring Person, which will be void) will thereafter have the right to receive that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

Distribution Date

The Distribution Date is the earlier of:

(i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock; or

(ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock.

Transfer and Detachment

Until the Distribution Date, the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates. Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the shares of Common Stock, no separate rights certificates will be issued and transfer of Common Stock certificates will also constitute transfer of the Rights.

As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of the shares of Common

Stock as of the close of business on the Distribution Date, and such separate Right Certificates alone will thereafter evidence the Rights.

Exercisability

The Rights are not exercisable until the Distribution Date. The Rights will expire on March 31, 2009 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, on the terms and conditions set forth in the Rights Plan (as described below).

Adjustments

The Purchase Price payable, and the number of Preferred Shares or shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications, or certain distributions with respect to the Common Stock. The number of outstanding Rights and the number of Preferred Shares or shares of Common Stock issuable upon exercise of each Right are also subject to adjustment if, prior to the Distribution Date, there is a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1.0% in such Purchase Price. No fractional shares will be issued (other than integral multiples of one one-thousandth of a Preferred Share) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares or Common Stock, as the case may be, on the last trading day prior to the date of exercise.

Preferred Shares

Preferred Shares purchasable upon exercise of the Rights will not be redeemable. After giving effect to the Stock Split and the antidilution provisions of the Preferred Shares, each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 2,000 times the dividend declared per share of Common Stock. After giving effect to the Stock Split and the antidilution provisions of the Preferred Shares, in the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 2,000 times the payment made per share of Common Stock. After giving effect to the Stock Split and the antidilution provisions of the Preferred Shares, each Preferred Share will have 2,000 votes, voting together with the Common Stock. Finally, after giving effect to the Stock Split and the antidilution provisions of the Preferred Shares, in the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each Preferred Share will be entitled to receive 2,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

The value of the one one-two thousandth interest in a Preferred Share purchasable upon exercise of a Right should, because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, approximate the value of one share of Common Stock.

Exchange

At any time after any person or group becomes an Acquiring Person, and prior to the acquisition by any such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person, which will have become void), in whole or in part, for shares of Common Stock, at an exchange ratio of one share of Common Stock (or one one-thousandth of a Preferred Share) per Right (subject to adjustment).

Redemption

At any time prior to any person or group becoming an Acquiring Person, the Board of Directors of the Company may redeem the Rights, in whole but not in part, at a price of $.0025 (giving effect to the Certificate of Adjustment) per Right (the “Redemption Price”). If, however, such redemption is authorized on or after the date of a change (resulting from a proxy contest or consent solicitation) in a majority of the directors in office, then such redemption must be approved by a majority of Independent Directors (as defined in the Rights Plan), if any, and by a majority of the full board of directors. The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendments

The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the “15%” thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding shares of Common Stock then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time there is an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights, and any amendment must be approved by a majority of Independent Directors, if any, and by a majority of the full Board.

Interpretation; Board Approvals

The Board of Directors of the Company has the sole authority to administer the Rights Plan and to exercise all rights and powers granted to the Board or to the Company, or as are advisable in the administration of the Rights Plan, including the power to (i) interpret the provisions of the Rights Plan and (ii) make all determinations appropriate for the administration of the Rights Plan (including a determination to redeem or not redeem the Rights, to exchange the Rights or to amend the Rights Plan). All such interpretations and determinations in good faith are final and binding on the parties (including the Rights holders) and do not subject the Board (or the directors) to any liability to the holders of Rights. In the event a vote, approval or determination of the Board of Directors (including a determination to redeem or not redeem the Rights, to exchange the Rights or to amend or supplement the Rights Plan) occurs at any time after either a Person becomes an Acquiring Person or a change (resulting from a proxy contest or consent solicitation) in a majority of the directors in office, then such vote, approval or determination must be approved by a majority of Independent Directors (as defined in the Rights Plan), if any, and by a majority of the full board of directors.

Rights and Holders

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

Further Information

A copy of the Rights Agreement (the “Rights Agreement”) setting forth the Rights Plan has been filed with the Securities and Exchange Commission as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 6, 1999, the Certificate of Adjustment has been filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K dated April 27, 2006 and Amendment No. 1 has been filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K dated March 28, 2008, and each is also incorporated herein as an Exhibit to this Registration Statement on Form 8-A/A-3. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, the Certificate of Adjustment and Amendment No. 1, each of which is hereby incorporated herein by reference.

Item 2	Exhibits

Exhibit No.	Description
4.1	Rights Agreement, dated as of March 31, 1999, between the Company and BankBoston, N.A., as rights agent including the form of Articles of Designations of Series A Junior Participating Preferred Stock and the form of Rights Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated March 31, 1999).

4.2	Certificate of Adjustment, dated April 27, 2006, to the Preferred Share Rights Plan, dated March 31, 1999, between the Company and Computershare Trust Company N.A. (successor to BankBoston, N.A.), as rights agent (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated April 27, 2006).

4.3	Amendment No. 1, dated March 28, 2008, to Rights Agreement, dated March 31, 1999, between the Company and Computershare Trust Company N.A. (successor rights agent to BankBoston, N.A.), as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated March 28, 2008).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PEDIATRIX MEDICAL GROUP, INC.

Date: December 5, 2008	By:	/s/ Karl B. Wagner
Name: Karl B. Wagner
Title: Chief Financial Officer